FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of August, 2004

CHAI-NA-TA CORP.

Unit 100 – 11300 No. 5 Road

Richmond, British Columbia

V7A 5J7

Attachments:

1.

News Release dated August 13, 2004

2.

Interim Consolidated Financial Statements Six Months Ended June 30, 2004

3.

Management’s Discussion and Analysis

4.

Certificate of Interim Filing During Transition Period – CEO

5.

Certificate of Interim Filing During Transition Period – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  August 13, 2004

Wilman Wong

Chief Financial Officer/Corporate Secretary

Chai-Na-Ta Corp.	Unit 100 – 11300 No. 5 Road Richmond, BC Canada V7A 5J7
FOR IMMEDIATE RELEASE	Toll Free in Canada & USA: 1-800-406-ROOT (7668) Telephone: (604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” OTCBB: “CCCFF” Web: www.chainata.com

Chai-Na-Ta Corp. Reports 2004 Second Quarter Results

RICHMOND, BRITISH COLUMBIA – August 13, 2004 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest producer of North American ginseng, today announced a second quarter 2004 net loss of $18,000, or $0.00 per basic share, compared to net earnings of $0.4 million, or $0.03 per basic share, in the quarter ended June 30, 2003, when the Company took a $1 million write-down of crop costs due to an unusually late frost.

Revenue decreased to $1.4 million in the second quarter of 2004 from $4.9 million in the same period last year. This primarily accounted for the unfavorable period over period earnings comparison.

“Increases in the average price for ginseng root and the value of the Canadian dollar versus the Hong Kong dollar affected our industry in the first half of 2004 by prompting buyers in China and Hong Kong to defer purchasing decisions,” said William Zen, Chairman and Chief Executive Officer.  “We expect a reduction in the average selling price of our root will stimulate higher sales in the final six months of 2004.  As a result, we believe that Chai-Na-Ta’s operating income and net earnings in 2004 will be somewhat lower than in 2003.  However, we continue to anticipate that our balance sheet will strengthen year over year.

“Only 36% of our 2003 harvest root was sold by June 30, 2004. Last year at the same time, we had sold more than 99% of the 2002 harvest root,” Mr. Zen commented. “Chai-Na-Ta’s average selling price for its harvest root rose sharply to $26 per pound during the first half of 2004 from $17 per pound in the six months ended June 30, 2003.”

Gross profit margin was 34% in the 2004 second quarter compared to 35% in the same period last year.

Selling, general and administrative expenses in the quarter ended June 30, 2004 were $0.5 million, or 32% of revenue, compared to $0.4 million, or 9% of revenue, in the same period last year.

In the six months ended June 30, 2004, revenue declined to $3.7 million from $11.3 million in the first half of 2003.  Gross profit margin rose to 44% in the six months ended June 30, 2004 from 32% in the first half of 2003. Net earnings in the first half of 2004 was $0.5 million, or $0.02 per basic share, compared to $1.4 million, or $0.10 per basic share in the first half of 2003.

The cash surplus from operations was $0.7 million for the six months ended June 30, 2004 compared to $5.3 million in the same period of 2003.

“The year over year decline was due primarily to lower revenue in the first half of this year compared to the same period a year ago. However, we believe that our ability to generate sufficient amounts of cash, both for the short term and the long term, remains essentially the same as it was on December 31, 2003 – and we are confident that the outlook for the Company continues to be positive,” said Mr. Zen.

Net capital expenditures rose in the first half of 2004 to $1.5 million from $0.6 million in the six months ended June 30, 2003.  This is based on the progress of the Company’s growth plan and is consistent with the budget. The increase was due mainly to two items: the purchase of agricultural land for $0.8 million and expenditures of $0.3 million on construction and related items for the new Ontario processing facilities.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest producer of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and markets processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Six months ended June 30, 2004

(Unaudited - Prepared by Management)

CHAI-NA-TA CORP.

Consolidated Balance Sheets

(Unaudited)

In thousands of	June 30	December 31
Canadian dollars	2004	2003
ASSETS	$	$
Current assets
Cash and cash equivalents	122	506
Accounts receivable and other receivables	1,483	2,907
Inventory	7,525	9,041
Ginseng crops	5,880	4,916
Prepaid expenses and other assets	165	67
	15,175	17,437
Ginseng crops	15,513	11,732
Property, plant and equipment (net of
accumulated depreciation)	7,684	6,950
	38,372	36,119
LIABILITIES
Current liabilities
Bank overdraft	260	-
Bank indebtedness	1,920	1,790
Accounts payable and accrued liabilities	863	458
Customer deposits	939	388
Current portion of long-term debt	75	40
	4,057	2,676
Long-term debt	125	86
Future income taxes	2,447	2,185
	6,629	4,947
SHAREHOLDERS' EQUITY
Share capital	38,246	38,200
Contributed surplus	338	-
Cumulative translation adjustments	76	18
Deficit	(6,917)	(7,046)
	31,743	31,172
	38,372	36,119

On behalf of the Board:

"William Zen"

"Steven Hsieh"

 Director

 Director

CHAI-NA-TA CORP.

Consolidated Statements of Deficit

 (Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2004	2003	2004	2003
	$	$	$	$
Balance, beginning of period	(6,899)	(8,572)	(7,046)	(9,597)

Change in accounting policy for stock
based compensation (Note 1b)	-	-	359)	-

Net (loss) earnings for the period	(18)	403	488	1,428
Balance, end of period	6,917)	(8,169)	(6,917)	(8,169)

CHAI-NA-TA CORP.

Consolidated Statements of Operations

 (Unaudited)

	Three months ended		Six months ended
in thousands of Canadian dollars (except per share amounts)	June 30 2004	June 30 2003	June 30 2004	June 30 2003
	$	$	$	$
Revenue	1,434	4,871	3,664	11,296
Cost of goods sold	940	3,174	2,040	7,715
	494	1,697	1,624	3,581

Selling, general and administrative expenses	464	445	843	889
Interest on short-term debt	6	-	14	-
Writedown of crop costs	-	1,000	-	1,000
	470	1,445	857	1,889
Operating income	24	252	767	1,692

Other (loss) income	(38)	47	(17)	36
(Loss) Income before taxes	(14)	299	750	1,728
Provision for (recovery of) income taxes	4	(104)	262	300
NET (LOSS) EARNINGS FOR THE PERIOD	(18)	403	488	1,428

Basic (loss) earnings per share	$ (0.00)	$ 0.03	$ 0.02	$ 0.10
Diluted (loss) earnings per share	$ (0.00)	$ 0.01	$ 0.01	$ 0.04

Weighted average number of shares used to calculate basic (loss) earnings per share	24,296,986	14,264,508	24,282,532	14,264,508

Weighted average number of shares used to calculate diluted (loss) earnings per share	24,296,986	34,663,657	34,847,676	34,663,657

CHAI-NA-TA CORP.

Consolidated Statements of Cash Flows

 (Unaudited)

	Three months ended		Six months ended
in thousands of Canadian dollars	June 30 2004	June 30 2003	June 30 2004	June 30 2003
	$	$	$	$
OPERATING ACTIVITIES
Net (loss) earnings for the period	(18)	403	488	1,428

Items not affecting cash
Depreciation and amortization	12	20	23	39
Future income taxes	4	(104)	262	300
Writedown of crop costs	-	1,000	-	1,000
	(2)	1,319	773	2,767

Changes in non-cash operating assets
and liabilities (Note 5)	437	771	3,043	4,848
Changes in non-current cash crop costs	(2,101)	(1,398)	(3,106)	(2,303)
	(1,666)	692	710	5,312
FINANCING ACTIVITIES
Bank indebtedness	1,920	-	130	-
Short-term borrowings	-	-	-	(3,632)
(Repayment) borrowing of long term debt - net	(27)	95	(31)	(18)
Issuance of shares for cash	11	-	25	-
	1,904	95	124	(3,650)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, net	(1,395)	(226)	(1,497)	(558)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	10	(55)	19	(110)
NET (DECREASE) INCREASE IN CASH AND	(1,147)	506	(644)	994
CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS
BEGINNING OF THE PERIOD	1,009	3,245	506	2,757
CASH AND CASH EQUIVALENTS
END OF THE PERIOD	(138)	3,751	(138)	3,751
Represented by:
Cash	122	2,751	122	2,751
Term deposits	-	1,000	-	1,000
Bank overdraft	(260)	-	(260)	-
	(138)	3,751	(138)	3,751

CHAI-NA-TA CORP.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

1.  Summary of significant accounting policies

a)

Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented herein. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2003.  These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2004.

The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements, except for the change in accounting policy for stock-based compensation as described in Note 1(b).

b)

Stock-based compensation

Effective January 1, 2004, the Company was required to adopt the recommendations of CICA Handbook Section 3870 which requires the use of the fair value based method in accounting for stock based compensation.  This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods.  The effect of adopting the new recommendations for the fair value of stock options granted since January 1, 2002 has been reflected as at January 1, 2004 as an adjustment to the opening deficit on the statement of deficit.  Previously, compensation expenses related to the fair value of such options were disclosed on a pro-forma basis in a note to the financial statements. The fair value of all future stock-based compensation will be amortized directly to the statement of operations over the vesting period of the stock options.

There was no compensation expense related to the stock options for the period ended June 30, 2004.

c)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies.  Actual results may differ from those estimates.

2.  (Loss) earnings per common share

Basic (loss) earnings per share is computed by dividing the net (loss) earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted (loss) earnings per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

	Net (loss)	Number of	(Loss)
(in thousands except per share amounts)	earnings	shares	earnings
Three months ended	(numerator)	(denominator)	per share
	$		$
June 30, 2004
Basic	(18)	24,297	(0.00)
Effect of common share equivalents	-	-	-
Diluted	(18)	24,297	(0.00)

June 30, 2003
Basic	403	14,265	0.03
Effect of common share equivalents	-	20,399	(0.02)
Diluted	403	34,664	0.01

		Number of
(in thousands except per share amounts)	Net earnings	shares	Earnings
Six months ended	(numerator)	(denominator)	per share
	$		$
June 30, 2004
Basic	488	24,283	0.02
Effect of common share equivalents	-	10,565	(0.01)
Diluted	488	34,848	0.01

June 30, 2003
Basic	1,428	14,265	0.10
Effect of common share equivalents	-	20,399	(0.06)
Diluted	1,428	34,664	0.04

3. Share Capital

In thousands	Number of Shares	Amount
		$
Common Shares
Balance as at December 31, 2003	24,265	31,125
Issued for stock options exercised	34	45
Balance as at June 30, 2004	24,299	31,170

Preferred Shares
Balance as at December 31, 2003 and June 30, 2004	10,399	7,076
		38,246

4.

Stock options

Options to purchase 575,500 shares are outstanding and exercisable as at June 30, 2004 as follows:

			Weighted average exercise price	Weighted average contractual
	Number outstanding	Number exercisable	($ / share)	life in years

Granted in 2000	10,000	10,000	$ 0.68	0.75
Granted in 2003	565,500	565,500	0.73	4.46
	575,500	575,500	$ 0.73	4.40
As at June 30, 2003, there were 10,000 exercisable options outstanding.

Information regarding the Company's stock options as at June 30, 2004 is summarized as follows:

	Number of shares	Exercise price range ($ / share)
Outstanding and exercisable as at December 31, 2003	610,000	$0.68 - 0.73
Exercised	34,500	0.73
Outstanding and exercisable as at June 30, 2004	575,500	$0.68 - 0.73

5. Changes in non-cash operating assets and liabilities
	Three months ended
in thousands of Canadian dollars	June 30 2004	June 30 2003
	$	$
Accounts receivable and other receivables	31	19
Inventory	823	3,133
Ginseng crops	(515)	(460)
Prepaid expenses and other assets	28	(85)
Accounts payable and accrued liabilities	358	(161)
Customer deposits	(288)	(1,675)
	437	771

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2004	2003
	$	$
Accounts receivable and other receivables	1,495	91
Inventory	1,498	7,529
Ginseng crops	(795)	(656)
Prepaid expenses and other assets	(98)	(90)
Accounts payable and accrued liabilities	392	(192)
Customer deposits	551	(1,834)
	3,043	4,848

6.  Segmented Information

The Company operates in one industry segment and three geographic regions.

Three months ended
in thousands of Canadian dollars	June 30 2004	June 30 2003
External revenue from operations located in:	$	$
Canada	136	1
Other North America	-	1
Far East	1,298	4,869
	1,434	4,871
Intersegment revenue from operations located in:	$	$
Canada	1,492	4,096
Other North America	-	-
Far East	-	-
	1,492	4,096
Net (loss) earnings from operations located in:	$	$
Canada	(88)	(99)
Other North America	-	(1)
Far East	70	503
	(18)	403
	Six months ended
in thousands of Canadian dollars	June 30 2004	June 30 2003
External revenue from operations located in:	$	$
Canada	136	9
Other North America	-	169
Far East	3,528	11,118
	3,664	11,296
Intersegment revenue from operations located in:	$	$
Canada	4,107	9,154
Other North America	-	-
Far East	-	-
	4,107	9,154
Net earnings from operations located in:	$	$
Canada	392	473
Other North America	-	69
Far East	96	886
	488	1,428
Long-lived assets comprise of all assets not classfied as current assets.
in thousands of Canadian dollars	June 30 2004	June 30 2003
Long-lived assets from operations located in:	$	$
Canada	23,195	19,226
Other North America	-	-
Far East	2	10
	23,197	19,236

Major customers:

For the six months ended June 30, 2004, revenue consisted of sales primarily to three customers, which accounted for $1,655,100, $1,411,200 and $446,121, respectively, (June 30, 2003 - two customers which accounted for $9,204,584 and $1,893,060 respectively) from the Far East geographic region.

As at June 30, 2004, accounts receivable consisted of amounts primarily from two customers, which accounted for $1,065,476 and $315,177, respectively, from the Far East geographic region (December 31, 2003 - two customers which accounted for $2,172,488 from the Far East geographic region and $649,300 from Canada, respectively).

7.

Commitments and Guarantees

a)

The Company has started the construction of the processing facility in Ontario in April 2004 with expected total expenditures for construction and related equipments of $1.3 million. Progress payments of $316,000 were paid as at June 30, 2004.

b)

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.   As the Company does not expect to incur any costs in connection with this indemnification, no amounts have been accrued as of June 30, 2004.

c)

The Company has entered into an agreement to contribute funding to support a rusty root research project conducted at Simon Fraser University.  The Company has agreed to pay a total sum of $272,550 of which $57,925 will be payable in July 2004 and the balance payable in five semi-annual payments of $42,925 commencing January 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended June 30, 2004

Dated August 11, 2004

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. This commentary should be read in conjunction with the unaudited interim consolidated financial statements of the Company and related notes thereto.  The discussion and analysis should also be read in conjunction with the 2003 annual audited financial statements and MD&A on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions by their very nature they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp is the world’s largest producer of North American ginseng.  Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products.  The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia.  The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia.

RESULTS OF OPERATIONS

Revenue decreased to $1.4 million for the three months ended June 30, 2004 from $4.9 million in the comparative period.  Revenue decreased to $3.7 million for the six months ended June 30, 2004 from $11.3 million in the comparative period. The decrease in revenue was mainly due to the sharp increase in average price of ginseng root and the persistent strong Canadian dollars, which led buyers in China and Hong Kong to defer purchasing decisions for the first two quarters of 2004. The Company expects to reduce the average selling price in order to stimulate sales in the second half of 2004.  As a result, the Company believes that the operating income and net earnings for fiscal 2004 will be lower than those of fiscal 2003.  Approximately 36% of the 2003 harvest root was sold as at June 30, 2004 compared to over 99% of the 2002 harvest root was sold as at June 30, 2003.

Cost of goods sold was 66% of sales revenue for the three months ended June 30, 2004, compared to 65% in the comparative period. Cost of goods sold was 56% of sales revenue for the six months ended June 30, 2004, compared to 68% for the comparative period.

Gross margin was 34% of sales revenue for the three months ended June 30, 2004, compared to 35% for the same period last year.  Gross margin was 44% of sales revenue for the six months ended June 30, 2004, compared to 32% for the same period last year. The increase in 2004 is mainly due to sales of the 2003 harvest at a higher average price of $26 per pound in the first six months of 2004.

For the three months ended June 30, 2004 selling, general and administrative expenses were $0.5 million, or 32% of revenue, compared to $0.4 million, or 9% of revenue for the same period last year.  For the six months ended June 30, 2004 selling, general and administrative expenses were $0.8 million, or 23% of revenue, compared to $0.9 million, or 8% of revenue for the same period last year.

Other income (loss) reflected foreign exchange gains or losses, interest income and other miscellaneous items.

Net loss for the three months ended June 30, 2004 was $18,000, or $0.00 per basic share, compared to net earnings of $0.4 million, or $0.03 per basic share for the corresponding period last year.  Net earnings for the six months ended June 30, 2004 were $0.5 million, or $0.02 per basic share, compared to net earnings of $1.4 million, or $0.10 per basic share for the corresponding period last year. The decrease in net earnings resulted primarily from the reduction in sales during the first half of 2004.

The Company did not declare any dividends on any class of shares during the period ended June 30, 2004 or for any period in the previous three fiscal years ended December 31, 2003.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2002 through June 30, 2004.  This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands of Canadian Dollars except per share amounts)	2004	2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	1,434	2,230	4,800	485	4,871	6,425	3,328	3,835

Operating income (loss)	24	743	2,039	(33)	252	1,440	664	(377)

Net (loss) earnings	(18)	506	1,176	(53)	403	1,025	684	(249)

Net (loss) earnings per share:
Basic	(0.00)	0.02	0.08	(0.00)	0.03	0.07	0.05	(0.02)
Diluted	(0.00)	0.01	0.03	(0.00)	0.01	0.03	0.02	(0.02)

Ginseng crops are harvested in the fall every year, so revenues and earnings usually tend to be higher in the fourth quarter of the year and the first two quarters of the following year as the harvested roots are sold. As noted earlier, significant fluctuations in revenues and earnings in any period are impacted by the quantity and quality of root sold and the selling price of such root.

LIQUIDITY AND CAPITAL RESOURCES

The cash deficit from operations was $1.7 million for the three months ended June 30, 2004, compared with a surplus of $0.7 million for the same period in 2003. The cash surplus from operations was $0.7 million for the six months ended June 30, 2004, compared with $5.3 million for the same period in 2003. The significant decrease in cash surplus from operations in 2004 was mainly due to the decrease in revenue for reasons as stated above. The Company believes that its ability to generate sufficient amounts of cash in the short term and the long term remains substantially unchanged since December 31, 2003.

The Company has available a $3 million revolving operating loan and a $2 million non-revolving term loan with a Canadian chartered bank. As at June 30, 2004 $1.9 million has been drawn under the operating loan to finance the Company’s operations and capital expenditures.

Net capital expenditures for the six months ended June 30, 2004 were $1.5 million compared to $0.6 million in 2003. Major additions included agricultural land purchased for $0.8 million and construction costs and related equipments of the Ontario processing facilities for $0.3 million.

The Company believes that its existing cash resources, bank credit facilities, loans and cash flows from operations are still sufficient to fund expected capital requirements and operating expenditures through 2004.

As at June 30, 2004, the Company had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period
(Stated in Canadian Dollars)
	Total	Less Than One Year	2-3 Years	3-4 Years	After 5 Years
Long-term Debt	200,513	75,267	109,641	15,605	-

Operating Leases	141,016	90,701	50,315	-	-

Research and Development	272,550	100,850	171,700

Building Contracts	350,705	350,705

Agricultural Land Leases	2,589,420	677,844	1,338,858	539,318	33,400

Total Contractual Obligations	3,554,204	1,295,367	1,670,514	554,923	33,400

There have been no material changes in the above contractual obligations including payments due for each of the next five years and thereafter, since December 31, 2003 except for the following items:

The Company entered into equipment purchase loan agreements for $124,000 in June 2004 at interest rates of up to 3.9% per annum.

The Company has started the construction of the processing facility in Ontario with total expected expenditures for construction and related equipments of $1.3 million of which progress payments of $316,000 were paid as at June 30, 2004 and $350,705 has been contracted to the site builder.

The Company has entered into an agreement to contribute funding to support research at Simon Fraser University.  The Company agreed to pay a total sum of $272,550 payable over the next three years.

The following commitment is not included in the Contractual Obligations table above:

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. As the Company does not expect to incur any costs in connection with this indemnification, no amounts have been accrued as of June 30, 2004.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value.  The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste.  The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold.  Although management does not believe that provisions are required to align the carrying value of certain inventory with market values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment.  Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring a crop to harvest.  The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring the crop to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested.  The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground.  Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs.

RECENT ACCOUNTING PRONOUNCEMENTS

Revenue Recognition

Effective January 1, 2004, the Company was required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee (“EIC”) Abstract 141.  The purpose of this Abstract is to summarize the principles set forth in SAB 101 that, in the Committee’s view, are generally appropriate as interpretive guidance on the application of CICA Handbook Section 3400.  The provisions of this Abstract were to be applied prospectively and should be applied to sales transactions in the first interim or annual fiscal period beginning subsequent to December 17, 2003.

Stock-Based Compensation

Effective January 1, 2004, the Company was required to adopt the recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” which requires the use of the fair value based method in accounting for stock-based compensation. This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual periods.  The effect of adopting the new recommendations for the fair value of stock options granted since January 1, 2002 have been reflected as at January 1, 2004 as an adjustment to the opening deficit on the statement of deficit. Previously, compensation expenses related to the fair value of such options were disclosed on a pro-forma basis in a note to the financial statements.  The fair value of all future stock-based compensation will be amortized directly to the statement of operations over the vesting period of the stock options.

There was no compensation expense related to stock options for the period ended June 30, 2004.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3110 “Asset Retirement Obligations” which focus on the recognition, measurement and disclosure of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Management has determined that there are no asset retirement obligations and therefore the adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

Impairment of Long-Lived Assets

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3063 “Impairment of Long-Lived Assets” which establishes standard for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

Hedging Relationships

Effective January 1, 2004, the Company adopted the recommendations of the Accounting Guideline AcG-13 with respect to “Hedging Relationships”. This guideline presents its view on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The adoption of this guideline did not have a significant impact on the Company's consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers.  A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets.  In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings.  Payments or deposits are usually received before shipments of inventory.  Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer, nor that the loss of any one wholesaler would impact the ability of the Company to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency.  A minor portion of the Company’s revenue and receivables are denominated in U.S. dollars and Hong Kong dollars and the Company is also exposed to foreign exchange risk through its net investment in a self sustaining foreign subsidiary. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposures to any one currency by repatriating any excess funds.

Interest income from cash and cash equivalent and interest expense from bank borrowings are subject to interest rate changes. Interest income and interest expense fluctuate directly with changes in interest rates.

OUTLOOK

The Company will continue its balanced planting strategy in Ontario and British Columbia to minimize farming risks and enhance the stability of its business. The Company is also considering the feasibility of establishing a presence in Wisconsin, a growing area in the U.S. where the quality of root is perceived as being superior and therefore prices for ginseng originating from this area have historically been the highest.

In May 2004, a showroom was opened in our purchased property in Richmond to display and promote the Company’s graded root, as well as ginseng-based value-added products.  The Company will expand into higher-margin products like CNT 2000™, a standardized ginseng powder extract that starts selling this year.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com.

Certificate of Interim Filings during Transition Period

Form 52-109FT2

I, William Zen, Chairman and Chief Executive Officer of Chai-Na-Ta Corp., certify that:

1.

I have review the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 11, 2004

              “ William Zen”

_______________________________________

William Zen

Chairman and Chief Executive Officer

Chai-Na-Ta Corp.

Certificate of Interim Filings during Transition Period

Form 52-109FT2

I, Wilman Wong, Chief Financial Officer of Chai-Na-Ta Corp., certify that:

4.

I have review the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending June 30, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 11, 2004

                “Wilman Wong”

_______________________________________

Wilman Wong

Chief Financial Officer

Chai-Na-Ta Corp.